DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

R.W. Smith, Jr. Jay.Smith@dlapiper.com T 410.580.4266 F 410.580.3266

December 5, 2012

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dietrich A. King

Re:	Teavana Holdings, Inc.
Schedule 14C
Filed November 19, 2012
File No. 001-35248

Ladies and Gentlemen:

This letter is provided on behalf of our client, Teavana Holdings, Inc. (“Teavana” or the “Company”) in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mara L. Ransom dated December 4, 2012 with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”). The responses to the Staff’s comments are set forth below. In response to the Staff’s comments, we are filing today via EDGAR an amendment to Teavana’s Preliminary Information Statement. For your convenience, your comments have been reproduced in bold below, together with Teavana’s responses.

Preliminary Information Statement on Schedule 14C

The Merger, page 11

Background, page 11

1.	Please revise your disclosure to clarify whether your officers or authorized representatives provided Starbucks’ officers or authorized representatives with any feedback on Starbucks’ indicative value of $17.00 per share in cash. If such feedback was provided, please revise your disclosure to summarize it. In addition, please disclose the underlying assumptions supporting the Board’s $21.00 proposal during the period between October 16, 2012 and November 3, 2012.

U.S. Securities and Exchange Commission

December 5, 2012

Response:

In response to the Staff’s comment, Teavana has amended the Preliminary Information Statement to provide additional disclosure regarding feedback provided to Starbucks and assumptions supporting the Board of Directors’ proposal (see page 13).

2.	Please explain in greater detail the reasons why the Board of Directors changed its position from being willing to consider a transaction in the range of $21.00 per share as of October 16, 2012 to willing to remain engaged in conversations with Starbucks with respect to a potential transaction at $17.00 per share on October 17, 2012. For example, please be more specific about the board’s discussion of market conditions and competitive challenges.

Response:

In response to the Staff’s comment, Teavana has amended the Preliminary Information Statement to provide additional disclosure regarding the reasons behind the willingness of the Board of Directors to remain engaged with Starbucks regarding a potential transaction (see page 13).

3.	Please expand your disclosure regarding the Board meeting on November 9, 2012 to describe the Board’s reasons for supporting continued negotiations at the $15.50 price.

Response:

In response to the Staff’s comment, Teavana has amended the Preliminary Information Statement to provide additional disclosure regarding the Board of Directors’ reasons for supporting continued negotiations (see page 16).

4.	We note your disclosure in the first full paragraph of page 13, that “North Point noted, and the Board of Directors discussed that financial buyers likely would not be interested at pricing multiples within the range contemplated by Parent’s offer…” Please provide additional disclosure regarding the basis for this conclusion.

Response:

In response to the Staff’s comment, Teavana has amended the Preliminary Information Statement to provide additional disclosure supporting the conclusion with respect to the potential interest of financial buyers (see page 14).

U.S. Securities and Exchange Commission

December 5, 2012

Reasons for Merger, page 16

5.	On page 17, please expand the second bullet to explain the Board’s assessment of Teavana’s “current and anticipated near-term operating results” and the “competitive dynamics of Teavana’s product offerings.”

Response:

In response to the Staff’s comment, Teavana has amended the Preliminary Information Statement to provide additional disclosure regarding the Board’s assessment of near-term operating results and Teavana’s competitive environment (see page 18).

Opinion of Teavana’s Financial Advisor, page 20

Miscellaneous, page 25

6.	The staff notes the limitation on reliance by shareholders in the disclosure regarding such limitation under “Miscellaneous,” on the third paragraph of page 26. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, please disclose the basis for Piper Jaffray’s belief that shareholders cannot rely upon the opinion to support any claims against Piper Jaffray arising under applicable state law (e.g., the inclusion of an express disclaimer in Piper Jaffray’s engagement letter with your company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Piper Jaffray would have no effect on the rights and responsibilities of either Piper Jaffray or the board of directors under the federal securities laws.

Response:

In response to the Staff’s comment, Teavana has amended the Preliminary Information Statement to remove the limitation on reliance (see page 27).

U.S. Securities and Exchange Commission

December 5, 2012

The Merger Agreement, page 39

Explanatory Note Regarding the Merger Agreement, page 40

7.	We note your cautionary statements concerning the representations and warranties in the Merger Agreement in the fourth, fifth, sixth (but only (a) and the last clause of (e)), seventh and ninth sentences of the second paragraph on page 40. Please note that disclosure regarding an agreement’s representations or covenants in an information statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these or similar cautionary statements in your filing, please revise them to eliminate any implication that your stockholders cannot rely on them for disclosure purposes and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Response:

In response to the Staff’s comment, Teavana has revised disclosure in the Preliminary Information Statement regarding the cautionary statements concerning the representations and warranties in the Merger Agreement (see page 42).

Fairness Opinion of Piper Jaffray, page C-3

8.	Please refer to comment 5 with respect to the disclosure in the second and third sentences of the third paragraph of page C-3. Additionally, please disclose that Piper Jaffray has consented to use of the opinion in the document.

Response:

In response to the Staff’s comment, Teavana has amended the Preliminary Information Statement to remove the limitation on reliance that appeared on page 27, under the caption “Miscellaneous.” Teavana has revised disclosure in the Preliminary Information Statement to disclose that Piper Jaffray has consented to the use of its opinion (see page 22).

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U.S. Securities and Exchange Commission

December 5, 2012

In connection with responding to the Staff’s comments and the filing of an amendment to the Preliminary Information Statement, Teavana hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4266 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ R.W. Smith, Jr.

R.W. Smith, Jr.

DLA PIPER LLP (US)